06007824

AB 4/6/06*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49418

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BNY Trading LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Old Slip
(No. and Street)

New York	**NY**	**10286**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

A. Edward Patmos **212-804-4875**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – of individual, state last, first, middle name)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 2 0 2006
THOMSON FINANCIAL

RECEIVED MAR 3 1 2006 SECTIONAL PROCESSING SECTION WASH., D.C. 152

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, A. Edward Patmos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BNY Trading, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer.

JUDITH FRANCIS
Notary Public, State of New York
No. 01FR6092934
Qualified in Nassau County
Commission Expires May 27, 2007

A. Edward Patmos
Signature

Chief Financial Officer
Title

Judith Francis
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Member's Equity
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- ☐ (q) Independent Registered Public Accounting Firm Supplementary Report on Internal Control as required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

BNY Trading LLC
(A wholly-owned subsidiary of The Bank of New York)

December 31, 2005
with Report of Independent Registered Public Accounting Firm

BNY Trading LLC
(A wholly-owned subsidiary of
The Bank of New York)

Statement of Financial Condition

December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Managers and Member of
BNY Trading LLC

We have audited the accompanying statement of financial condition of BNY Trading LLC (the "Company"), a wholly-owned subsidiary of The Bank of New York, as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BNY Trading LLC at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

March 24, 2006

BNY Trading LLC
(A wholly-owned subsidiary of
The Bank of New York)

Statement of Financial Condition

December 31, 2005

Assets	
Cash on deposit with Parent	$ 8,072
Securities purchased under resale agreements with Parent	14,388,414
Due from broker	13,288,417
Tax receivable from Parent	247,336
Total assets	$27,932,239
Liabilities and member's equity	
Liabilities:	
Due to Parent	$13,454,522
Other liabilities	18,394
Total liabilities	13,472,916
Member's equity	14,459,323
Total liabilities and member's equity	$27,932,239

See accompanying notes.

BNY Trading LLC
(A wholly-owned subsidiary of
The Bank of New York)

Notes to Statement of Financial Condition

December 31, 2005

1. Organization

BNY Trading LLC (the "Company"), a New York indefinite lived limited liability company, is a wholly-owned subsidiary of The Bank of New York (the "Parent") and is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and the Pennsylvania Securities Commission. The Company was created on June 7, 1996 for the purpose of trading foreign currency options on the Philadelphia Stock Exchange (the "Exchange").

The Company executes foreign currency option transactions on behalf of the Parent. The Parent is the sole member of the Company and the Parent shall not have any liability for any debts, obligations, or liabilities of the Company.

The Company clears its securities transactions on a fully disclosed basis through Calyon Financial Inc. (the "clearing broker").

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

2. Summary of Significant Accounting Policies (continued)

Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell, generally collateralized by U.S. government and agency obligations, are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently resold plus accrued interest. It is the Company's policy to take possession of securities purchased under agreements to resell. The Counterparty is the Parent, which is a primary dealer of U.S. government securities and financial institutions. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited when deemed appropriate. At December 31, 2005, the Company held collateral with a fair market value of $14,458,440 pursuant to these transactions.

At December 31, 2005, the Company did not pledge or otherwise use as collateral, securities purchased under resale agreements.

3. Due From Broker

Due from broker consists of cash on deposit with the clearing broker. The amount due to or from the broker fluctuates daily with the market value of the foreign currency options executed on behalf of the Parent. The clearing broker is a member of the major securities exchanges and the Company monitors the credit standing of such broker.

4. Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns filed by The Bank of New York Company, Inc. ("BNY"). Income taxes are provided for pursuant to a tax sharing agreement between the Parent and BNY. The Company is included under this tax sharing agreement. Income taxes are calculated based on the expected liability or benefit BNY will incur or receive as a result of the Company's operations. The amount of current tax expense or benefit calculated is either remitted to or received from the Parent, pursuant to the tax sharing agreement.

4. Income Taxes (continued)

The Company's effective tax rate differs from the federal statutory rate primarily as a result of the effect of state and local taxes.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, there were no deferred tax assets or liabilities at December 31, 2005. The Company has a tax receivable from the Parent of $247,336, which represents their share of the deferred tax benefit recognized by the Parent upon consolidation, as a result of the Company's current year operating loss.

5. Related Party Transactions

Due to Parent primarily includes overnight funding from the Parent required to meet broker margin requirements for their positions, and the unpaid portion of the related party service expense.

Options transactions are executed with the Exchange on behalf of the Parent.

The Parent has entered into a contract with Susquehanna Trading dated July 1, 2004 related to a derivative trading joint venture. Under this contract, expenses such as staffing, facilities, processing, and administrative support for the Exchange floor traders are incurred by the Parent and charged to the Company. The related party service expense includes all expenses related to trade execution of the Company's transactions on the Exchange which are direct obligations of Susquehanna Trading. At December 31, 2005 $416,105 was payable and included in due to Parent on the statement of financial condition. All expenses are recorded on an accrual basis.

6. Fair Value Information

Financial Accounting Standards Board Statement 107, Disclosure About Fair Value of Financial Instruments, requires that all entities disclose the fair value of financial instruments, as defined for both assets and liabilities recognized and not recognized in the statement of financial condition.

6. Fair Value Information (continued)

At December 31, 2005, substantially all of the Company's assets and liabilities were carried at either market or fair value, or at amounts that approximate such values. Assets and liabilities carried at contractual amounts that approximate fair value include due from broker and due to Parent. The market values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of these instruments.

7. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements in accordance with the aggregate indebtedness method of this rule which requires that the Company maintain minimum net capital of $100,000 or 6 2/3% of aggregate indebtedness, as defined. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain restrictions, notification and other provisions of Rule 15c3-1 or other regulatory bodies.

At December 31, 2005, the Company had net capital of $14,203,915 which was $13,305,721 in excess of the amount required to be maintained at that date. The Company's ratio of aggregate indebtedness to net capital was 0.95 to 1.